

January 18, 2012

Via E-mail
Anthony J. Restel
Senior Executive Vice President and Chief Financial Officer
Iberiabank Corporation
200 West Congress Street
Lafayette, Louisiana 70501

      Re: **Iberiabank Corporation**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 04, 2011
               File No. 0-25756

Dear Mr. Restel:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Sharon Blume

               Sharon Blume
               Assistant Chief Accountant